As filed with the Securities and Exchange Commission on July 26, 2012

Registration No. 333-176637

U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-2

☒        REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

☐	PRE-EFFECTIVE AMENDMENT NO.
☒	POST-EFFECTIVE AMENDMENT NO. 16

PROSPECT CAPITAL CORPORATION

(Exact Name of Registrant as Specified in Charter)

10 East 40th Street, 44th Floor
New York, NY 10016

(Address of Principal Executive Offices)

Registrant’s Telephone Number, including Area Code:  (212) 448-0702

John F. Barry III
Brian H. Oswald
c/o Prospect Capital Management LLC
10 East 40th Street, 44th Floor
New York, NY 10016
(212) 448-0702
(Name and Address of Agent for Service)

Copies of information to:

Richard T. Prins
Skadden, Arps, Slate, Meagher & Flom LLP
4 Times Square
New York, NY 10036
(212) 735-3000

Approximate Date of Proposed Public Offering:

From time to time after the effective date of this Registration Statement

If any of the securities being registered on this form are offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box. ☒

EXPLANATORY NOTE

This Post-Effective Amendment No. 16 to the Registration Statement on Form N-2 (File No. 333-176637) of Prospect Capital Corporation (the “Registration Statement”) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of filing exhibits to the Registration Statement. Accordingly, this Post-Effective Amendment No. 16 consists only of a facing page, this explanatory note and Part C of the Registration Statement on Form N-2 setting forth the exhibits to the Registration Statement. This Post-Effective Amendment No. 16 does not modify any other part of the Registration Statement. Pursuant to Rule 462(d) under the Securities Act, this Post-Effective Amendment No. 16 shall become effective immediately upon filing with the Securities and Exchange Commission. The contents of the Registration Statement are hereby incorporated by reference.

PART C—OTHER INFORMATION

ITEM 25.  FINANCIAL STATEMENTS AND EXHIBITS

(1)          Financial Statements

The following statements of Prospect Capital Corporation (the “Company” or the “Registrant”) are included in Part A of this Registration Statement:

(2)          Exhibits

The agreements included or incorporated by reference as exhibits to this registration statement contain representations and warranties by each of the parties to the applicable agreement. These representations and warranties were made solely for the benefit of the other parties to the applicable agreement and (i) were not intended to be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate; (ii) may have been qualified in such agreement by disclosures that were made to the other party in connection with the negotiation of the applicable agreement; (iii) may apply contract standards of “materiality” that are different from “materiality” under the applicable securities laws; and (iv) were made only as of the date of the applicable agreement or such other date or dates as may be specified in the agreement.

The Company acknowledges that, notwithstanding the inclusion of the foregoing cautionary statements, it is responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements in this registration statement not misleading.

Exhibit No.		Description
(a)	(1)	Articles of Incorporation(1)

(a)	(2)	Articles of Amendment and Restatement(2)

(a)	(3)	Articles of Amendment(7)

(a)	(4)	Articles of Amendment and Restatement(8)

(b)	(1)	Amended and Restated Bylaws(3)

(c)		Not Applicable

(d)	(1)	Form of Share Certificate(2)

(d)	(2)	Form of Indenture(12)

(d)	(3)	Indenture dated as of December 21, 2010 relating to the 6.25% Senior Convertible Notes, by and between the Registrant and American Stock Transfer & Trust Company, LLC, as Trustee(10)

(d)	(4)	Indenture dated as of February 14, 2011 relating to the 5.50% Senior Convertible Notes, by and between the Registrant and American Stock Transfer & Trust Company, LLC, as Trustee(11)

(d)	(5)	Statement of Eligibility of American Stock Transfer & Trust Company, LLC on Form T-1(13)

(d)	(6)	Form of Selling Agent Agreement(13)

(d)	(7)	Indenture dated as of February 16, 2012, by and between the Registrant and American Stock Transfer & Trust Company, LLC, as Trustee(15)

(d)	(8)	First Supplemental Indenture dated as of March 1, 2012, to the Indenture dated as of February 16, 2012, by and between the Registrant and American Stock Transfer & Trust Company, LLC, as Trustee(15)

(d)	(9)	Form of 7.00% Prospect Capital InterNote® due 2022 (included as part of Exhibit (d)(8))(15)

(d)	(10)	Second Supplemental Indenture dated as of March 8, 2012, to the Indenture dated as of February 16, 2012, by and between the Registrant and American Stock Transfer & Trust Company, LLC, as Trustee(16)

(d)	(11)

Joinder Supplemental Indenture dated as of March 8, 2012, to the Indenture dated as of February 16, 2012, by and among the Registrant, American Stock Transfer & Trust Company, LLC, as Original Trustee, and U.S. Bank National Association, as Series Trustee(16)

(d)	(12)	Form of 6.900% Prospect Capital InterNote® due 2022 (included as part of Exhibit (d)(10))(16)

(d)	(13)

Agreement of Resignation, Appointment and Acceptance dated as of March 12, 2012, by and among the Registrant, American Stock Transfer & Trust Company, LLC, as Retiring Trustee, and U.S. Bank National Association, as Successor Trustee(17)

(d)	(14)

Third Supplemental Indenture dated as of April 5, 2012, to the Indenture dated as of February 16, 2012, as amended by that certain Agreement of Resignation, Appointment and Acceptance dated as of March 12, 2012, by and among the Registrant, American Stock Transfer & Trust Company, LLC, as Retiring Trustee, and U.S. Bank National Association, as Successor Trustee, by and between the Registrant and U.S. Bank National Association, as Trustee(20)

(d)	(15)	Form of 6.850% Prospect Capital InterNote® due 2022 (included as part of Exhibit (d)(14))(20)

(d)	(16)

Fourth Supplemental Indenture dated as of April 12, 2012, to the Indenture dated as of February 16, 2012, as amended by that certain Agreement of Resignation, Appointment and Acceptance dated as of March 12, 2012, by and among the Registrant, American Stock Transfer & Trust Company, LLC, as Retiring Trustee, and U.S. Bank National Association, as Successor Trustee, by and between the Registrant and U.S. Bank National Association, as Trustee(21)

(d)	(17)	Form of 6.700% Prospect Capital InterNote® due 2022 (included as part of Exhibit (d)(16))(21)

(d)	(18)	Indenture dated as of April 16, 2012 relating to the 5.375% Senior Convertible Notes, by and between the Registrant and American Stock Transfer & Trust Company, as Trustee(22)

(d)	(19)	Form of 5.375% Senior Convertible Note due 2017(23)

(d)	(20)

Fifth Supplemental Indenture dated as of April 26, 2012, to the Indenture dated as of February 16, 2012, as amended by that certain Agreement of Resignation, Appointment and Acceptance dated as of March 12, 2012, by and among the Registrant, American Stock Transfer & Trust Company, LLC, as Retiring Trustee, and U.S. Bank National Association, as Successor Trustee, by and between the Registrant and U.S. Bank National Association, as Trustee(24)

(d)	(21)	Form of 6.500% Prospect Capital InterNote® due 2022 (included as part of Exhibit (d)(20))(24)

(d)	(22)	Supplemental Indenture dated as of May 1, 2012, by and between the Registrant and U.S. Bank National Association, as Trustee(25)

(d)	(23)	Form of Global Note 6.95% Senior Note due 2022(26)

(d)	(24)

Sixth Supplemental Indenture dated as of June 14, 2012, to the Indenture dated as of February 16, 2012, as amended by that certain Agreement of Resignation, Appointment and Acceptance dated as of March 12, 2012, by and among the Registrant, American Stock Transfer & Trust Company, LLC, as Retiring Trustee, and U.S. Bank National Association, as Successor Trustee, by and between the Registrant and U.S. Bank National Association, as Trustee(27)

(d)	(25)	Form of 6.950% Prospect Capital InterNote® due 2022 (included as part of Exhibit (d)(24))(27)

(d)	(26)

Seventh Supplemental Indenture dated as of June 28, 2012, to the Indenture dated as of February 16, 2012, as amended by that certain Agreement of Resignation, Appointment and Acceptance dated as of March 12, 2012, by and among the Registrant, American Stock Transfer & Trust Company, LLC, as Retiring Trustee, and U.S. Bank National Association, as Successor Trustee, by and between the Registrant and U.S. Bank National Association, as Trustee(28)

(d)	(27)	Form of 6.550% Prospect Capital InterNote® due 2019 (included as part of Exhibit (d)(26))(28)

(d)	(28)

Eighth Supplemental Indenture dated as of July 6, 2012, to the Indenture dated as of February 16, 2012, as amended by that certain Agreement of Resignation, Appointment and Acceptance dated as of March 12, 2012, by and among the Registrant, American Stock Transfer & Trust Company, LLC, as Retiring Trustee, and U.S. Bank National Association, as Successor Trustee, by and between the Registrant and U.S. Bank National Association, as Trustee(29)

(d)	(29)	Form of 6.450% Prospect Capital InterNote® due 2019 (included as part of Exhibit (d)(28))(29)

(d)	(30)

Ninth Supplemental Indenture dated as of July 12, 2012, to the Indenture dated as of February 16, 2012, as amended by that certain Agreement of Resignation, Appointment and Acceptance dated as of March 12, 2012, by and among the Registrant, American Stock Transfer & Trust Company, LLC, as Retiring Trustee, and U.S. Bank National Association, as Successor Trustee, by and between the Registrant and U.S. Bank National Association, as Trustee(31)

(d)	(31)	Form of 6.350% Prospect Capital InterNote® due 2019 (included as part of Exhibit (d)(30))(31)

(d)	(32)

Tenth Supplemental Indenture dated as of July 19, 2012, to the Indenture dated as of February 16, 2012, as amended by that certain Agreement of Resignation, Appointment and Acceptance dated as of March 12, 2012, by and among the Registrant, American Stock Transfer & Trust Company, LLC, as Retiring Trustee, and U.S. Bank National Association, as Successor Trustee, by and between the Registrant and U.S. Bank National Association, as Trustee(33)

(d)	(33)	Form of 6.300% Prospect Capital InterNote® due 2019 (included as part of Exhibit (d)(32))(33)

(d)	(34)

Eleventh Supplemental Indenture dated as of July 26, 2012, to the Indenture dated as of February 16, 2012, as amended by that certain Agreement of Resignation, Appointment and Acceptance dated as of March 12, 2012, by and among the Registrant, American Stock Transfer & Trust Company, LLC, as Retiring Trustee, and U.S. Bank National Association, as Successor Trustee, by and between the Registrant and U.S. Bank National Association, as Trustee†

(d)	(35)	Form of 6.200% Prospect Capital InterNote® due 2019 (included as part of Exhibit (d)(34))†

(e)		Form of Dividend Reinvestment Plan(2)

(f)		Not Applicable

(g)		Form of Investment Advisory Agreement between Registrant and Prospect Capital Management LLC(2)

(h)	(1)	Form of Underwriting Agreement(9)

(h)	(2)	Form of Equity Distribution Agreement(30)

(i)		Not Applicable

(j)		Form of Custodian Agreement(4)

(k)	(1)	Form of Administration Agreement between Registrant and Prospect Administration LLC(2)

(k)	(2)	Form of Transfer Agency and Registrar Services Agreement(4)

(k)	(3)	Form of Trademark License Agreement between the Registrant and Prospect Capital Management(2)

(k)	(4)	Agreement and Plan of Merger dated August 3, 2009 between Prospect Capital Corporation and Patriot Capital Funding, Inc.(6)

(k)	(5)

Master Purchase and Sale and Contribution Agreement, dated as of March 19, 2012, by and among Prospect Capital Corporation, First Tower Corp., certain other entities related to Prospect Capital Corporation and certain shareholders of First Tower Corp.(18)

(k)	(6)

Fourth Amended and Restated Loan and Servicing Agreement, dated March 27, 2012, among Prospect Capital Funding LLC, Prospect Capital Corporation, the lenders from time to time party thereto, the managing agents from time to time party thereto, Key Equipment Finance Inc. and Royal Bank of Canada as Syndication Agents, U.S. Bank National Association as Calculation Agent, Paying Agent and Documentation Agent, Key Equipment Finance Inc. as Facility Agent, and Key Equipment Finance Inc. as Structuring Agent, Sole Lead Arranger and Sole Bookrunner (19)

Exhibit No.		Description
(l)	(1)	Opinion and Consent of Venable LLP, as special Maryland counsel for Registrant(13)

(l)	(2)	Opinion and Consent of Venable LLP, as special Maryland counsel for the Registrant(15)

(l)	(3)	Opinion and Consent of Skadden, Arps, Slate, Meagher & Flom LLP, as special New York counsel for the Registrant(15)

(l)	(4)	Opinion and Consent of Venable LLP, as special Maryland counsel for the Registrant(16)

(l)	(5)	Opinion and Consent of Skadden, Arps, Slate, Meagher & Flom LLP, as special New York counsel for the Registrant(16)

(l)	(6)	Opinion and Consent of Venable LLP, as special Maryland counsel for the Registrant(32)

(m)		Not Applicable

(n)	(1)	Consent of independent registered public accounting firm(14)

(n)	(2)	Report of independent registered public accounting firm on “Senior Securities” table(14)

(n)	(3)	Power of Attorney(12)

(o)		Not Applicable

(p)		Not Applicable

(q)		Not Applicable

(r)		Code of Ethics(12)

(1)                                  Incorporated by reference to the corresponding exhibit number to the Registrant’s Registration Statement under the Securities Act of 1933, as amended, on Form N-2 (File No. 333-114552), filed on April 16, 2004.

(2)                                  Incorporated by reference to the corresponding exhibit number to the Registrant’s Pre-effective Amendment No. 2 to the Registration Statement under the Securities Act of 1933, as amended, on Form N-2 (File No. 333-114552), filed on July 6, 2004.

(3)                                  Incorporated by reference to Exhibit 3.1 of the Registrant’s Form 8-K filed on August 26, 2011.

(4)                                  Incorporated by reference to the corresponding exhibit number to the Registrant’s Pre-effective Amendment No. 3 to the Registration Statement under the Securities Act of 1933, as amended, on Form N-2 (File No. 333-114552), filed on July 23, 2004.

(5)                                  Incorporated by reference to Exhibit 99.1 of the Registrant’s Form 8-K filed on January 20, 2011.

(6)                                  Incorporated by reference to Exhibit 2.1 of the Registrant’s Form 8-K filed on August 5, 2009.

(7)                                  Incorporated by reference to the corresponding exhibit number to the Registrant’s Pre-effective Amendment No. 3 to the Registration Statement under the Securities Act of 1933 as amended, on Form N-2 (File No. 333-143819), filed on September 5, 2007.

(8)                                  Incorporated by reference to Exhibit 3.1 of the Registrant’s Form 8-K filed on September 7, 2010.

(9)                                  Incorporated by reference to the corresponding exhibit number to the Registrant’s Post-effective Amendment No. 1 to the Registration Statement under the Securities Act of 1933, as amended, on Form N-2 (File No. 333-170724), filed on April 6, 2011.

(10)                            Incorporated by reference to Exhibit 4.1 of the Registrant’s Form 8-K filed on December 21, 2010.

(11)                            Incorporated by reference to Exhibit 4.1 of the Registrant’s Form 8-K filed on February 18, 2011.

(12)                            Incorporated by reference to the corresponding exhibit number to the initial filing of this Registration Statement, filed on September 1, 2011.

(13)                            Incorporated by reference to the corresponding exhibit number to Pre-Effective Amendment No. 1 of this Registration Statement, filed on October 11, 2011.

(14)                            Incorporated by reference to the corresponding exhibit number to Pre-Effective Amendment No. 2 of this Registration Statement, filed on October 18, 2011.

(15)                            Incorporated by reference to the corresponding exhibit number to Post-Effective Amendment No. 1 of this Registration Statement, filed on March 1, 2012.

(16)                            Incorporated by reference to the corresponding exhibit number to Post-Effective Amendment No. 2 of this Registration Statement, filed on March 8, 2012.

(17)                            Incorporated by reference to the corresponding exhibit number to Post-Effective Amendment No. 3 of this Registration Statement, filed on March 14, 2012.

(18)                            Incorporated by reference to Exhibit 2.1 of the Registrant’s Form 8-K filed on March 21, 2012.

(19)                            Incorporated by reference to Exhibit 99.1 of the Registrant’s Form 8-K filed on April 2, 2012.

(20)                            Incorporated by reference to the corresponding exhibit number to Post-Effective Amendment No. 5 of this Registration Statement, filed on April 5, 2012.

(21)                            Incorporated by reference to the corresponding exhibit number to Post-Effective Amendment No. 6 of this Registration Statement, filed on April 12, 2012.

(22)                            Incorporated by reference to Exhibit 4.1 of the Registrant's Form 8-K filed on April 16, 2012.

(23)                            Incorporated by reference to Exhibit 4.2 of the Registrant's Form 8-K filed on April 16, 2012.

(24)                            Incorporated by reference to the corresponding exhibit number to Post-Effective Amendment No. 8 of this Registration Statement, filed on April 26, 2012.

(25)                            Incorporated by reference to Exhibit 4.1 of the Registrant’s Form 8-K filed on May 7, 2012.

(26)                            Incorporated by reference to Exhibit 4.2 of the Registrant’s Form 8-K filed on May 7, 2012.

(27)                            Incorporated by reference to the corresponding exhibit number to Post-Effective Amendment No. 10 of this Registration Statement filed on June 14, 2012.

(28)                            Incorporated by reference to the corresponding exhibit number to Post-Effective Amendment No. 11 of this Registration Statement filed on June 28, 2012.

(29)                            Incorporated by reference to the corresponding exhibit number to Post-Effective Amendment No. 12 of this Registration Statement filed on July 6, 2012.

(30)                            Incorporated by reference to the corresponding exhibit number to the Registrant’s Pre-Effective Amendment No. 1 to the Registration Statement under the Securities Act of 1933, as amended, on Form N-2 (File No. 333-170724), filed on January 27, 2011.

(31)                            Incorporated by reference to the corresponding exhibit number to Post-Effective Amendment No. 13 of this Registration Statement, filed on July 12, 2012.

(32)                            Incorporated by reference to the corresponding exhibit number to Post-Effective Amendment No. 14 of this Registration Statement, filed on July 17, 2012.

(33)                            Incorporated by reference to the corresponding exhibit number to Post-Effective Amendment No. 15 of this Registration Statement, filed on July 19, 2012.

†                                          Filed herewith.

*                                         To be filed by amendment.

ITEM 26.  MARKETING ARRANGEMENTS

The information contained under the heading “Plan of Distribution” on this Registration Statement is incorporated herein by reference and any information concerning any underwriters will be contained in the accompanying prospectus supplement, if any.

ITEM 27.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION**

Commission registration fee	$37,837
NASDAQ Global Select Additional Listing Fees	65,000
FINRA filing fee	22,433
Accounting fees and expenses	250,000
Legal fees and expenses	500,000
Printing and engraving	200,000
Miscellaneous fees and expenses	25,000
Total	$1,100,270

**  These amounts are estimates.

All of the expenses set forth above shall be borne by the Company.

ITEM 28.  PERSONS CONTROLLED BY OR UNDER COMMON CONTROL

As of June 30, 2011 the Registrant owns a controlling interest in the following companies: a 100% interest in AIRMALL USA, Inc, 100% of the membership units of AWCNC, 100% of Coalbed, Inc., 100% interest of Freedom Marine Holdings Inc., 95.0% of NMMB Holdings, Inc., a 90.7% interest in Nupla, a 100% interest in Borga, a 77.7% interest in Ajax Acquisitions Corp., a Delaware corporation; a 40% interest in C&J Cladding, LLC, a Delaware limited liability company; a 100% interest in Change Clean Energy Holdings, Inc., a Delaware corporation (as well as an indirect controlling interest in DownEast Power Company, LLC, a Delaware limited liability company); a 51% interest in Worcester Energy Corporation, a Maine limited liability company; a 100% interest in Worcester Energy Holdings, Inc., a Maine corporation (as well as an indirect controlling interest in Biochips LLC, a Maine corporation 51% owned by Worcester Energy Holdings, Inc.); a 51% interest in Worcester Energy Partners, Inc., a Delaware corporation (as well as an indirect controlling interest in Precision Logging & Landclearing, Inc., a Delaware corporation 100% owned by Worcester Energy Partners, Inc.); a 49% interest in Integrated Contract Services, Inc., a Delaware corporation; a 100% interest in The Healing Staff, f/k/a Lisamarie Fallon, Inc., a Texas corporation; a 100% interest in Vets Securing America, Inc., a Delaware corporation; a 57.8% interest in Iron Horse Coiled Tubing, Inc., an Alberta corporation; a 100% interest in Gas Solutions Holdings, Inc., a Delaware corporation; a 80% interest in NRG Manufacturing, Inc., a Texas corporation; a 74.1% interest in R-V Industries, Inc., a Pennsylvania corporation; and a 100% interest in Yatesville Coal Holdings, Inc., a Delaware corporation (as well as indirect controlling interests in Eastern Kentucky Coal Holdings, Inc., a Delaware corporation, North Fork Collieries LLC, a Delaware limited liability company, E&L Construction Inc., a Kentucky corporation and C&A Construction Inc., a Kentucky corporation, each of which is 100% owned by Yatesville, and Genesis Coal Corp., a Kentucky corporation 78% owned by Yatesville).

Prospect Capital Management LLC, a Delaware limited liability company, does not own any shares of the Registrant. Without conceding that Prospect Capital Management controls the Registrant, an affiliate of Prospect Capital Management is the general partner of, and may be deemed to control, the following entities:

Name	Jurisdiction of Organization
Prospect Street Ventures I, LLC	Delaware
Prospect Management Group LLC	Delaware
Prospect Street Broadband LLC	Delaware
Prospect Street Energy LLC	Delaware
Prospect Administration LLC	Delaware

ITEM 29.  NUMBER OF HOLDERS OF SECURITIES

The following table sets forth the approximate number of record holders of our common stock at March 1, 2012.

Title of Class	Number of Record Holders
Common Stock, par value $.001 per share	80

ITEM 30.  INDEMNIFICATION

Maryland law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty established by a final judgment as being material to the cause of action. Our charter contains such a provision which eliminates directors’ and officers’ liability to the maximum extent permitted by Maryland law, subject to the requirements of the 1940 Act.

Our charter authorizes us, to the maximum extent permitted by Maryland law and subject to the requirements of the 1940 Act, to obligate ourselves to indemnify any present or former director or officer or any individual who, while a director or officer and at our request, serves or has served another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or other enterprise as a director, officer, partner or trustee, from and against any claim or liability to which that person may become subject or which that person may incur by reason of his or her service in any such capacity and to pay or reimburse their reasonable expenses in advance of final disposition of a proceeding. Our bylaws obligate us, to the maximum extent permitted by Maryland law and subject to the requirements of the 1940 Act, to indemnify any present or former director or officer or any individual who, while a director or officer and at our request, serves or has served another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or other enterprise as a director, officer, partner or trustee and who is made, or threatened to be made, a party to the proceeding by reason of his or her service in any such capacity from and against any claim or liability to which that person may become subject or which that person may incur by reason of his or her service in any such capacity and to pay or reimburse their reasonable expenses in advance of final disposition of a proceeding. The charter and bylaws also permit us to indemnify and advance expenses to any person who served a predecessor of us in any of the capacities described above and any of our employees or agents or any employees or agents of our predecessor. In accordance with the 1940 Act, we will not indemnify any person for any liability to which such person would be subject by reason of such person’s willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office.

Maryland law requires a corporation (unless its charter provides otherwise, which our charter does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made, or threatened to be made, a party by reason of his or her service in that capacity. Maryland law permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made, or threatened to be made, a party by reason of their service in those or other capacities unless it is established that (a) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (1) was committed in bad faith or (2) was the result of active and deliberate dishonesty, (b) the director or officer actually received an improper personal benefit in money, property or services or (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. However, under Maryland law, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that a personal benefit was improperly received, unless in either case a court orders indemnification, and then only for expenses. In addition, Maryland law permits a corporation to advance reasonable expenses to a director or officer upon the corporation’s receipt of (a) a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation and (b) a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the standard of conduct was not met.

The Investment Advisory Agreement provides that, absent willful misfeasance, bad faith or gross negligence in the performance of its duties or by reason of the reckless disregard of its duties and obligations, Prospect Capital Management LLC (the “Adviser”) and its officers, managers, agents, employees, controlling persons, members and any other person or entity affiliated with it are entitled to indemnification from the Company for any damages, liabilities, costs and expenses (including reasonable attorneys’ fees and amounts reasonably paid in settlement) arising from the rendering of the Adviser’s services under the Investment Advisory Agreement or otherwise as an Investment Adviser of the Company.

The Administration Agreement provides that, absent willful misfeasance, bad faith or negligence in the performance of its duties or by reason of the reckless disregard of its duties and obligations, Prospect Administration LLC and its officers, manager, agents, employees, controlling persons, members and any other person or entity affiliated with it are entitled to indemnification from the Company for any damages, liabilities, costs and expenses (including reasonable attorneys’ fees and amounts reasonably paid in settlement) arising from the rendering of Prospect Administration LLC’s services under the Administration Agreement or otherwise as administrator for the Company.

The Administrator is authorized to enter into one or more sub-administration agreements with other service providers (each a “Sub-Administrator”) pursuant to which the Administrator may obtain the services of the service providers in fulfilling its responsibilities hereunder. Any such sub-administration agreements shall be in accordance with the requirements of the 1940 Act and other applicable U.S. Federal and state law and shall contain a provision requiring the Sub-Administrator to comply with the same restrictions applicable to the Administrator.

ITEM 31.  BUSINESS AND OTHER CONNECTIONS OF INVESTMENT ADVISER

A description of any other business, profession, vocation or employment of a substantial nature in which the Adviser, and each managing member, director or executive officer of the Adviser, is or has been during the past two fiscal years, engaged in for his or her own account or in the capacity of director, officer, employee, partner or trustee, is set forth in Part A of this Registration Statement in the section entitled “Management.” Additional information regarding the Adviser and its officers and directors is set forth in its Form ADV, as filed with the Securities and Exchange Commission (SEC File No. 801-62969), and is incorporated herein by reference.

ITEM 32.  LOCATION OF ACCOUNTS AND RECORDS

All accounts, books and other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940, and the rules thereunder are maintained at the offices of:

(1)          the Registrant, Prospect Capital Corporation, 10 East 40th Street, 44th Floor, New York, NY 10016;

(2)          the Transfer Agent, American Stock Transfer & Trust Company, LLC;

(3)          the Custodian, U.S. Bank National Association; and

(4)          the Adviser, Prospect Capital Management LLC, 10 East 40th Street, 44th Floor, New York, NY 10016.

ITEM 33.  MANAGEMENT SERVICES

Not Applicable.

ITEM 34.  UNDERTAKINGS

1.               The Registrant undertakes to suspend the offering of shares until the prospectus is amended if (1) subsequent to the effective date of its registration statement, the net asset value declines more than ten percent from its net asset value as of the effective date of the registration statement; or (2) the net asset value increases to an amount greater than the net proceeds as stated in the prospectus.

2.               The Registrant undertakes if the securities being registered are to be offered to existing stockholders pursuant to warrants or rights, and any securities not taken by stockholders are to be reoffered to the public, to supplement the prospectus, after the expiration of the subscription period, to set forth the results of the subscription offer, the transactions by underwriters during the subscription period, the amount of unsubscribed securities to be purchased by underwriters, and the terms of any subsequent reoffering thereof. If any public offering by the underwriters of the securities being registered is to be made on terms differing from those set forth on the cover page of the prospectus, we will file a post-effective amendment to set forth the terms of such offering.

3.               The Registrant undertakes:

(a)          to file, during any period in which offers or sales are being made, a post-effective amendment to the registration statement:

(1)          to include any prospectus required by Section 10(a)(3) of the 1933 Act;

(2)          to reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

(3)          to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(b)         that, for the purpose of determining any liability under the 1933 Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof;

(c)          to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

(d)         that, for the purpose of determining liability under the 1933 Act to any purchaser, each prospectus filed pursuant to Rule 497(b), (c), (d) or (e) under the 1933 Act as part of a registration statement relating to an offering, other than prospectuses filed in reliance on Rule 430A under the 1933 Act, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use; and

(e)          that, for the purpose of determining liability of the Registrant under the 1933 Act to any purchaser in the initial distribution of securities: The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser: (1) any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 497 under the 1933 Act; (2) the portion of any advertisement pursuant to Rule 482 under the 1933 Act relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and (3) any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement on Form N-2 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, in the State of New York, on the 26th day of July, 2012.

PROSPECT CAPITAL CORPORATION

By:	/s/ JOHN F. BARRY III
John F. Barry III Chief Executive Officer and Chairman of the Board of Directors

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on July 26, 2012. This document may be executed by the signatories hereto on any number of counterparts, all of which constitute one and the same instrument.

	Signature	Title

	/s/ JOHN F. BARRY III	Chief Executive Officer and Chairman of the Board of Directors (Principal Executive Officer)
John F. Barry III

	/s/ M. GRIER ELIASEK	Chief Operating Officer and Director
M. Grier Eliasek

	/s/ BRIAN H. OSWALD	Chief Financial Officer, Treasurer and Secretary (Principal Financial and Accounting Officer)
Brian H. Oswald

	/s/ WILLIAM J. GREMP*	Director
William J. Gremp

	/s/ ANDREW C. COOPER*	Director
Andrew C. Cooper

	/s/ EUGENE S. STARK*	Director
Eugene S. Stark

*By:	/s/ M. GRIER ELIASEK
M. Grier Eliasek
as Attorney-in-Fact

INDEX TO EXHIBITS

(d)(34)

Eleventh Supplemental Indenture dated as of July 26, 2012, to the Indenture dated as of February 16, 2012, as amended by that certain Agreement of Resignation, Appointment and Acceptance dated as of March 12, 2012, by and among the Registrant, American Stock Transfer & Trust Company, LLC, as Retiring Trustee, and U.S. Bank National Association, as Successor Trustee, by and between the Registrant and U.S. Bank National Association, as Trustee†

(d)(35)	Form of 6.200% Prospect Capital InterNote® due 2019 (included as part of Exhibit (d)(34))†